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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 17 February 2005

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	17 February 2005
Number	07/05

SALE OF SAMANCOR CHROME

BHP Billiton and Anglo American plc ("Anglo American") announced today that they have reached agreement for the sale of Samancor Chrome to the Kermas Group for an enterprise value of US$469 million. The sale will be effective 1 April 2005, subject to obtaining regulatory approvals.

The Kermas Group is a producer of and trader in ferrochrome and chrome chemicals, with activities in Russia, Germany and Turkey.

The Wonderkop joint venture and Palmiet Ferrochrome plant are excluded from this transaction. Samancor Chrome operates entirely in South Africa, and includes Eastern Chrome Mines in Mpumalanga and Western Chrome Mines in Northwest Provinces. It also has alloy plants in Gauteng and Mpumalanga Provinces. It markets product across the globe and in total employs some 5 500 people.

Samancor Chrome is a wholly owned subsidiary of Samancor, owned 60% by BHP Billiton, also the operator and 40% by Anglo American.

For further information contact:

BHP Billiton:

http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Anglo American:

United Kingdom
Charlie Gordon, Investor Relations
Tel: +44 20 7698 8933

Kate Aindow, Media Relations
Tel: +44 20 7698 8619

South Africa
 Anne Dunn, Investor Relations
Tel: +27 11 638 4730

Marion Dixon, Media Relations
Tel: +27 11 638 3001

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 17 February 2005